www.linkedin.com/in/goelanurag
(LinkedIn)
www.turant.ai (Company)

Top Skills

Product Management
Telecommunications
Cloud Computing

Anurag Goel

Use Voice AI for immediate transactions,
Saratoga, California, United States

Summary

Result oriented ability to drive and succeed in a fast-paced
environment. Expertise in product management, related business
development, technical architecture and requirements development
to deployments multi-million subscriber solutions in network
management, security management and cloud management.
Acumen managing various size teams with people oriented,
hands on approach with teams always delivering on time and over
expectations.

Experience

Turant Inc.
3 years 7 months

Founder and CEO
September 2020 - Present (3 years 7 months)
Saratoga, California, United States

Founder
September 2020 - Present (3 years 7 months)
San Francisco Bay Area

SaaS solution automating customer management and reducing operational
expense by 90%. Turant is in stealth mode with solutions deployed among
multiple customers. https://www.turant.ai

AT&T
Principal Technical Architect
2014 - July 2019 (5 years)
San Ramon

AT&T Enterprise and Government Operations – Principal Architect
• End to end FISMA security vulnerability management of a US Govt. entity
solution managed by AT&T
• End to end architecture solution for deployment and 7x24 support of the US
govt. solution

• Ensure 7x24 operation of deployment and regression verification; developed end to end data flows to be able to ensure verification of every route and path
• Manage cross functional teams of over 50 engineers in delivering on time solutions

Prospero
Lead Product Management, Business Development and Co-founder
2011 - 2014 (3 years)
Silicon Valley

Guavus Inc.
VP Carrier Telecom Analytics
2009 - 2011 (2 years)

Developing solutions using the patented Guavus real time streaming analytics products for wireless carriers in Asia and US

BayPackets, Genband Inc (Ribbon Communication)
Founder
2000 - 2011 (11 years)
Fremont, California, United States

Raised $65M and exited the company to Genband. Held leadership roles in various capacities in Business Development, Product Management and Strategy. Managed the evolution of Cloud Products, support and processes for scale and sale thru Tier1 channels. Led sales and BD team in acquisition of customers such as AT&T, Verizon, SBB, Deutsche Telekom by developing the Enterprise Solutions.

AT&T Bell Laboratories
Principal Technical Architect
March 1992 - June 1998 (6 years 4 months)
Holmdel, New Jersey, United States

Design, develop and deploy nationwide services on AT&T network. Patented 5 solutions deployed and generating revenue from day1. Lead in developing the Local Number Portability solution.

Education

Indian Institute of Technology, Roorkee
BS, Electronics and Communication

Missouri University of Science and Technology

MS, Electrical Engineering